[AIG Letterhead]
May 1, 2009
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D. C. 20549

Re:	American International Group, Inc. Registration Statement on Form S-4 Filed March 18, 2009 and Documents Incorporated by Reference File No. 333-158098

Registration Statement on Form S-4 Filed March 17, 2009 and Documents Incorporated by Reference File No. 333-158019
Dear Mr. Riedler:
     This is to confirm that American International Group, Inc. (“AIG”) is registering the exchange offers described in the above-referenced registration statements (each, an “Exchange Offer”) in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989); Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991); and Shearman & Sterling, SEC No Action Letter (July 2, 1993) (collectively, the “Letters”). In addition, as requested in your letter to AIG of April 2, 2009 (comment no. 3), we represent with respect to each of the Exchange Offers that:
1.	AIG has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer (“Exchange Securities”) and to the best of AIG’s information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer. In this regard, AIG will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the securities to be acquired in the registered Exchange Offer (1) could not rely on the staff position enunciated in the Letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. AIG acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.	A broker-dealer may participate in the Exchange Offer with respect to securities that are currently outstanding (“Initial Securities”) acquired for its own account as a result of market-making activities or other trading activities, provided that (i) in connection with any resales of Exchange Securities received in exchange for such Initial Securities, the broker-dealer complies with the prospectus delivery requirements of the Securities Act, and the prospectus for the Exchange Offer may be used for this purpose, so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Securities held by the broker-dealer); and the broker-dealer has not entered into any arrangement or understanding with AIG or an affiliate of AIG to distribute the Exchange Securities.

3.	AIG (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Securities; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision if the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, AMERICAN INTERNATIONAL GROUP, INC.
By:	/s/ Kathleen E. Shannon
	Name:	Kathleen E. Shannon
	Title:	Senior Vice President, Secretary & Deputy General Counsel

cc:	Robert W. Reeder III Ann Bailen Fisher (Sullivan & Cromwell LLP)